Apex Critical Metals Announces Extension to Agreement

with Rumble Strip Media Inc.

Vancouver, BC / ACCESSWIRE / February 21, 2025: Apex Critical Metals Corp. (CSE: APXC) (OTCQB: APXCF) (FWB: KL9) ("Apex" or the "Company"), an exploration company focused on developing high potential resource sector projects, is pleased to announce that it has extended its investor relations agreement with Rumble Strip Media Inc. ("Rumble") to enhance its investor awareness. Pursuant to the agreement, Rumble will provide certain social media, marketing and consulting services to Apex. In consideration, Apex will pay CAD$500,000 to Rumble, with CAD$250,000 to be paid upfront. The extension commences March 11, 2025 for a three-month term ending June 11, 2025. The services to be provided by Rumble may include investor relations activities within the meaning of applicable securities laws and the policies of the Canadian Securities Exchange. Rumble and its principals are arm's length to the Company and, to the knowledge of the Company, Rumble does not own, control, or direct any securities of the Company.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQB: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition and development of properties prospective for carbonatites and alkaline rocks with potential to host economic concentrations of rare earth elements (REE's), niobium, gold and copper mineralization. Apex's Cap property located 85 kilometres northeast of Prince George, B.C., spans 25 square kilometres and hosts a recently identified promising 1.8-kilometre niobium trend. The Company's Bianco carbonatite project encompasses 3,735 hectares covering a large carbonatite complex within an area known for significant niobium mineralization in northwestern Ontario.

Carbonatites are extremely rare rock types, with fewer than 600 known worldwide. They are host to rare earth element ("REE") minerals, niobium, tantalum and phosphate, as well as copper and gold. Carbonatites are host to the world's largest and most productive niobium deposits, including Araxa and Catalão in Brazil, and Niobec in Quebec. In addition, they are the primary source of REEs, including Mountain Pass in California, Mount Weld in Australia, and Bayan Obo in China. They are also important sources of phosphate (apatite), including Cargill, Ontario, while the Palabora mine in South Africa has produced copper, nickel, gold, magnetite, and vermiculite. Other carbonatites are known to have produced gold, iron, zirconium, fluorite, and other industrial minerals.

By acquiring a multitude of carbonatite projects, Apex Critical intends to investigate potential high-value opportunities to meet the growing global demand of specialty metals across various industries. Apex Critical is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC, in the United States on the OTCQB market under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com where you can subscribe for News Alerts, watch our Video, or follow us on Facebook, X.com or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements with respect to the services that Rumble Media will provide to the Company under the investor relations agreement and statements regarding the Company's intention to investigate the high-value systems within carbonatite-hosted projects . Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including risks related to factors beyond the control of the Company. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.